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                              February 27, 2023

       Mark Palfreeman
       Chief Executive Officer
       Nixplay Inc.
       12301 Whitewater Dr., Suite 115
       Minnetonka, MN 55343-3932

                                                        Re: Nixplay Inc.
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed on February
10, 2023
                                                            File No. 024-12011

       Dear Mark Palfreeman:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed February 10, 2023

       Dilution, page 16

   1. As this is a best-efforts offering with no minimum investment required, please revise the dilution information to
include a sensitivity analysis reflecting varying amounts of possible sales (e.g.,
25%, 50%, 75%), to supplement the current 100% presentation.
   2. Please revise to include the Bonus Shares in your calculation of the dilution of your common stock.
       Plan of Distribution and Selling Securityholders, page 18

   3. Please disclose clearly that this offering has no minimum condition to closing and describe the
implications for investors.
 Mark Palfreeman
Nixplay Inc.
February 27, 2023
Page 2
Compensation of Directors and Executive Officers, page 52

4. Your disclosure that, for the fiscal year ended December 31, 2022, your current directors as a group received a total of $29,500 in compensation appears to be inconsistent with the tabular disclosure in this section. Please revise or advise.
       Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Palfreeman
                                                            Division of
Corporation Finance
Comapany NameNixplay Inc.
                                                            Office of
Technology
February 27, 2023 Page 2
cc:       Jeanne Campanelli
FirstName LastName